UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers 333-216815-01 and 333-220618-01

SPIRIT REALTY, L.P.

(Exact name of registrant as specified in its charter)

2727 North Harwood Street, Suite 300

Dallas, Texas 75201

(972) 476-1900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.450% Senior Notes due 2026

3.200% Senior Notes due 2027

4.000% Senior Notes due 2029

3.400% Senior Notes due 2030

3.200% Senior Notes due 2031

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Less than 300

Explanatory Note: Pursuant to Section 15(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 12h-3 thereunder, the obligation of Spirit Realty, L.P. (the “Operating Partnership”), an indirect wholly-owned subsidiary of Spirit Realty Capital, Inc. (“Spirit”), to file periodic reports under the Exchange Act with respect to the Operating Partnership’s 4.450% Senior Notes due 2026, which were registered pursuant to the Registration Statement on Form S-4 (Registration Nos. 333-216815 and 333-216815-01) initially filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2017, and the Operating Partnership’s 3.200% Senior Notes due 2027, 4.000% Senior Notes due 2029, 3.400% Senior Notes due 2030 and 3.200% Senior Notes due 2031, which were registered pursuant to the Registration Statement on Form S-3 (Registration Nos. 333-220618 and 333-220618-01) initially filed with the SEC on September 25, 2017, has been or is being suspended.

The Operating Partnership is filing this Form 15 to provide notice to the SEC that its duty to file reports under Section 13 and 15(d) of the Exchange Act with respect to the Senior Notes has been suspended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the subsidiary guarantor registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 17, 2021

SPIRIT REALTY, L.P.

By:	Spirit General OP Holdings, LLC, as general partner of Spirit Realty, L.P.

By:	/s/ Michael Hughes
Michael Hughes
Executive Vice President and Chief Financial Officer